02025341

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E.
3-25-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 25, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

BBVA has received notice from the Bank of Spain that it has opened a formal enquiry into certain matters.

The enquiry related to certain funds derived principally from gains made by the former BBV on the sale of shares acquired in Banco de Vizcaya and Argentaria which were not accounted for until the financial year ended 31 December 2000.

BBVA took the decision on its own account to correctly reflect these sums (amounting to some € 225 million) as an extraordinary profit for the financial year ended 31 December 2000, thereby regularising the position, and immediately informed the Bank of Spain.

BBVA has responded to all requests from the Bank of Spain and believes that the outcome of the enquiry will not have a material impact for the Bank.

Madrid, 22-3-2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 25, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.